As filed with the Securities and Exchange Commission on December 16, 2003

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM T-3/A
(Amendment No. 3)

APPLICATION FOR QUALIFICATION OF INDENTURE
UNDER THE TRUST INDENTURE ACT OF 1939

WICKES INC.
(Name of Applicant)

706 North Deerpath Drive
Vernon Hills, Illinois 60061
(Address of Principal Executive Offices)

Securities to be Issued Under the Indenture to be Qualified:

Title of Class	Amount

10% Convertible Notes Due 2007	Up to a maximum aggregate principal amount of $21,123,000

Approximate date of proposed public offering: November 4, 2003

James A. Hopwood
Senior Vice President and Chief Financial Officer
Wickes Inc.
706 North Deerpath Drive
Vernon Hills, Illinois 60061

(Name and Address of Agent for Service)

With a copy to:

Mark B. Butterman
Schwartz, Cooper, Greenberger & Krauss, Chartered
180 North LaSalle Street — Suite 2700
Chicago, Illinois 60601

The Applicant hereby amends this Application for Qualification on such date or dates as may be necessary to delay its effectiveness until (i) the 20th day after the filing of an amendment that specifically states that it shall supersede this Application for Qualification or (ii) such date as the Securities and Exchange Commission, acting pursuant to Section 307(c) of the Trust Indenture Act of 1939, may determine upon the written request of the Applicant.

FORM T-3/A
(Amendment No. 3)

ONLY THOSE ITEMS AMENDED ARE REPORTED HEREIN

EXPLANATORY NOTE

     The Company is filing this Amendment No. 3 to add the following exhibits:

Exhibit T3E-8	Second Supplement to Offering Memorandum, dated December 16, 2003.

Exhibit T3E-9	Amended Letter of Transmittal, dated December 16, 2003.

Exhibit T3E-10	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated December 16, 2003.

Exhibit T3E-11	Letter to Clients, dated December 16, 2003.

Exhibit T3E-12	Notice of Guaranteed Delivery, dated December 16, 2003.

     Contents of Application for Qualification. This Application for Qualification comprises:

     (a)  Pages numbered 1 to 5 consecutively (including an attached Exhibit Index).

     (b)  The Statement of eligibility and qualification of the trustee under the indenture to be qualified.

     (c)  The following exhibits in addition to those filed as a part of the statement of eligibility and qualification of the trustee:

Exhibit T3A	(1) Amended and Restated Certificate of Incorporation of the Company (incorporated by reference to Exhibit 3.1 to the Company’s Registration Statement on Form S-1 (Commission File No. 2-67334)).

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(2) First Amendment to Second Amended and Restated Certificate of Incorporation (incorporated by reference to Exhibit 3.01 to the Company’s Quarterly Report on Form 10-Q for the period ended June 1994).

(3) Second Amendment to Second Amended and Restated Certificate of Incorporation (incorporated by reference to Exhibit 3.1 of the Company’s Quarterly Report on Form 10-Q for the period ended June 1997).

Exhibit T3B	Bylaws of Company (incorporated by reference to Exhibit 3.2 to the Company’s Annual Report on Form 10-K for the year ended December 25, 1993).

Exhibit T3C *	Form of New Indenture between Company and the Trustee.

Exhibit T3D	Not Applicable.

Exhibit T3E-1*	Offering Memorandum, dated November 4, 2003.

Exhibit T3E-2*	Letter of Transmittal, dated November 4, 2003.

Exhibit T3E-3*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated November 4, 2003.

Exhibit T3E-4*	Letter to Clients, dated November 4, 2003.

Exhibit T3E-5*	Notice of Guaranteed Delivery, dated November 4, 2003.

Exhibit T3E-6*	Supplement to Offering Memorandum, dated November 25, 2003.

Exhibit T3E-7*	Letter dated December 5, 2003 from the Company to Holders of Wickes Senior Subordinated Notes due December 15, 2003.

Exhibit T3E-8**	Second Supplement to Offering Memorandum, dated December 16, 2003.

Exhibit T3E-9**	Amended Letter of Transmittal, dated December 16, 2003.

Exhibit T3E-10**	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated December 16, 2003.

Exhibit T3E-11**	Letter to Clients, dated December 16, 2003.

Exhibit T3E-12**	Notice of Guaranteed Delivery, dated December 16, 2003.

Exhibit T3F*	Cross reference sheet showing the location in the New Indenture of the provisions inserted therein pursuant to Sections 310 through 318(a), inclusive, of the Trust Indenture Act of 1939 (included as part of Exhibit T3C).

Exhibit T3G*	Statement of eligibility and qualification of the Trustee on Form T-1.

*	Previously filed.
**	Filed herewith.

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SIGNATURE

     Pursuant to the requirements of the Trust Indenture Act of 1939, the Applicant, Wickes Inc., a corporation organized and existing under the laws of Delaware, has duly caused this Form T-3/A (Amendment No. 3) to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Vernon Hills, and State of Illinois, on the 16th day of December, 2003.

WICKES INC.

By:	/s/ James A. Hopwood
Name: James A. Hopwood
Title: Senior Vice President and Chief Financial Officer

Attest:	/s/ Timothy A. White
Name: Timothy A. White

Title:	Secretary

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EXHIBIT INDEX

Exhibit No.	Description

Exhibit T3A	(1) Amended and Restated Certificate of Incorporation of the Company (incorporated by reference to Exhibit 3.1 to the Company’s Registration Statement on Form S-1 (Commission File No. 2-67334)).

(2) First Amendment to Second Amended and Restated Certificate of Incorporation (incorporated by reference to Exhibit 3.01 to the Company’s Quarterly Report on Form 10-Q for the period ended June 1994).

(3) Second Amendment to Second Amended and Restated Certificate of Incorporation (incorporated by reference to Exhibit 3.1 of the Company’s Quarterly Report on Form 10-Q for the period ended June 1997)

Exhibit T3B	Bylaws of Company (incorporated by reference to Exhibit 3.2 to the Company’s Annual Report on Form 10-K for the year ended December 25, 1993).

Exhibit T3C *	Form of New Indenture between Company and the Trustee.

Exhibit T3D	Not Applicable.

Exhibit T3E-1*	Offering Memorandum, dated November 4, 2003.

Exhibit T3E-2*	Letter of Transmittal, dated November 4, 2003.

Exhibit T3E-3*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated November 4, 2003.

Exhibit T3E-4*	Letter to Clients, dated November 4, 2003.

Exhibit T3E-5*	Notice of Guaranteed Delivery, dated November 4, 2003.

Exhibit T3E-6*	Supplement to Offering Memorandum, dated November 25, 2003.

Exhibit T3E-7*	Letter dated December 5, 2003 from the Company to Holders of Wickes Senior Subordinated Notes due December 15, 2003.

Exhibit T3E-8**	Second Supplement of Offering Memorandum, dated December 16, 2003.

Exhibit T3E-9**	Amended Letter of Transmittal, dated December 16, 2003.

Exhibit T3E-10**	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated December 16, 2003.

Exhibit T3E-11**	Letter to Clients, dated December 16, 2003.

Exhibit T3E-12**	Notice of Guaranteed Delivery, dated December 16, 2003.

Exhibit T3F*	Cross reference sheet showing the location in the New Indenture of the provisions inserted therein pursuant to Sections 310 through 318(a), inclusive, of the Trust Indenture Act of 1939 (included as part of Exhibit T3C).

Exhibit T3G*	Statement of eligibility and qualification of the Trustee on Form T-1.

*	Previously filed.
**	Filed herewith.

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